SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ICONIX BRAND GROUP, INC.

(Name of Subject Company)

ICONIX BRAND GROUP, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

451055AG2

(CUSIP Number of Class of Securities)

John McClain

Chief Financial Officer

Iconix Brand Group, Inc.

1450 Broadway, 3rd Floor

New York, New York 10018

(212) 730-0030

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Naz Zilkha

Dechert LLP

1095 Avenue of Americas

New York, New York 10036

(212) 698-3654

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communication relating to the proposed acquisition of Iconix Brand Group, Inc. (the “Company” or “Iconix”) by Iconix Acquisition LLC (“Parent”) and Iconix Merger Sub Inc., a wholly-owned subsidiary of Parent (“Purchaser”), pursuant to the terms of an Agreement and Plan of Merger, dated as of June 11, 2021, by and among the Company, Parent and Purchaser:

(i) E-mail to Iconix employees from Robert Galvin, Iconix’s Chief Executive Officer, dated June 11, 2021 (Exhibit 99.1).

Additional Information and Where to Find It

In connection with the proposed acquisition of Iconix Brand Group, Inc. (“Iconix”), Iconix Merger Sub Inc. (“Purchaser”), will commence a tender offer for all of the outstanding shares of Iconix. The tender offer for Iconix’s common stock has not yet commenced. This report is neither an offer to buy nor the solicitation of an offer to sell any securities.  It is also not a substitute for the tender offer materials that Purchaser will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. The solicitation and the offer to buy shares of Iconix’s common stock will be made only pursuant to an offer to purchase and related materials that Purchaser intends to file with the SEC. At the time the tender offer is commenced, Purchaser will file a Tender Offer Statement on Schedule TO with the SEC, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Tender Offer Statement on Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to the Company’s stockholders when available and may also be obtained by contacting the Company’s Investor Relations Department at (212) 730-0030 or investorrelations@iconixbrand.com. In addition, all of these materials (and all other tender offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov upon filing with the SEC. ICONIX’S STOCKHOLDERS ARE ADVISED TO READ THE TENDER OFFER MATERIALS AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED BY PURCHASER OR ICONIX WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER. THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER, PURCHASER AND ICONIX.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements that involve risks and uncertainties, including statements regarding our pending acquisition by affiliates of Lancer Capital, LLC (the “Transaction”), including the expected timing of the closing of the transaction and considerations taken into account by our Board of Directors in approving the Transaction. These forward-looking statements involve risks and uncertainties, many of which are outside management’s control. If any of these risks or uncertainties materialize, or if any of our assumptions prove incorrect, our actual results could differ materially from the results expressed or implied by these forward-looking statements. These risks and uncertainties include risks associated with: the risk that the conditions to the closing of the Transaction are not satisfied, including the risk that a sufficient number of Iconix’s stockholders do not participate in the Transaction; the risk that the merger agreement for the Transaction may be terminated in circumstances that require Iconix to pay a termination fee of $1,824,000 and expense reimbursement of $10,000,000; potential litigation relating to the Transaction; the failure to satisfy other conditions to completion of the Transaction, including the receipt of all regulatory approvals related to the Transaction (and any conditions, limitations or restrictions placed on these approvals); the failure of Lancer to consummate the necessary financing arrangements; risks that the tender offer and related transactions disrupt current plans and operations and the potential difficulties in employee retention as a result of the proposed transactions; the effects of local and national economic, credit and capital market conditions on the economy in general, and other risks and uncertainties; uncertainties as to the timing of the consummation of the Transaction and the ability of each party to consummate the Transaction; and the risks described in the filings that we make with the SEC from time to time, including the risks described under the headings “Risk Factors” and “Management Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K, which was filed with the SEC on March 31, 2021, and which should be read in conjunction with our financial results and forward-looking statements. Our filings with the SEC are available on the SEC filings section of the Investor Relations page of our website at http://iconixbrand.com. All forward-looking statements in this communication are based on information available to us as of the date of this communication, and we do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made, except as required by law. You should not place undue reliance on such forward-looking statements. All forward-looking statements are based on information available to management on the date of this communication, and we assume no obligation to, and expressly disclaim any obligation to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Exhibit Index

Exhibit Number	Description

99.1	E-mail to Iconix employees from Robert Galvin, Iconix’s Chief Executive Officer, dated June 11, 2021